FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140 Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Proposes a Dividend of Ch$0.985 per share

Santiago, Chile, April 12, 2007. Banco Santander Chile1 at the Shareholders’ Meeting to be held on April 24, 2007 will ask shareholders to approve a dividend of Ch$0.985 per share2, which if approved, will be paid in Chile beginning on April 26, 2007. The record date will be April 20, 2007. The ex-dividend date on the NYSE will be April 18, 2007 and April 23, 2007 in Chile. This dividend corresponds to 65% of 2006 earnings and represents a 19% increase over the dividend paid in 2006.

The net dividend payable after withholding tax will be the following:

Amount per share (Chilean pesos)

Gross Dividend	Ch$0.985
Net Withholding Tax (21.93%)	Ch$0.216
Net Dividend Payable	Ch$0.769

INSTITUTIONAL BACKGROUND

As of December 2006, Banco Santander Chile was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all Latin American companies with an A rating from  Standard and Poor’s, A+ by Fitch and an A2 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Santander, which controls 76.71% of Banco Santander Chile.

CONTACT INFORMATION

Robert Moreno
Manager
Investor Relations Department	Tel: (562) 320-8284
Banco Santander Chile	Fax: (562) 671-6554
Bandera 140 Piso 19	Email:rmorenoh@santander.cl
Santiago, Chile

1

Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

2

The Bank has 188,446,126,794 shares outstanding. The exact dividend per share figure is Ch$0.985046426. The amount per ADR in US dollars will depend on the exchange rate. One ADR = 1,039 common shares.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: April 17, 2007	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel